Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sigma-Aldrich Corporation:
We consent to the incorporation by reference in the registration statement on Form S-8 (the Registration Statement) of Sigma-Aldrich Corporation of our report dated February 6, 2014, with respect to the consolidated balance sheets of Sigma-Aldrich Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Sigma-Aldrich Corporation incorporated by reference in the Registration Statement.
/s/ KPMG LLP
St. Louis, Missouri
May 6, 2014